Adial Pharmaceuticals, Inc.
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

(310) 988-0643

December 15, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jason Drury

Re:	Adial Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed on December 12, 2025 File No: 333-292110 Request For Acceleration

Dear Mr. Drury:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-292110) (the “Registration Statement”), to become effective on Wednesday, December 17, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws, including the Securities Act of 1933, as amended, as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Cary J. Claiborne
Name: Cary J. Claiborne
Title: President and Chief Executive Officer

cc:	Vinay Shah, Chief Financial Officer, Adial Pharmaceuticals, Inc.
Leslie Marlow, Esq. and Patrick J. Egan, Esq., Blank Rome LLP